Exhibit 99.3

NEO GROUP LTD. C/O WALKERS CORPORATE LIMITED 190 ELGIN AVENUE GEORGE TOWN, GRAND CAYMAN KY1-9008 CAYMAN ISLANDS OR 63-65, RUE DE MERL L-2146 LUXEMBOURG GRAND DUCHY OF LUXEMBOURG
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NEO GROUP LTD.

The Board of Directors recommends you vote FOR the following proposals:

Agenda of the Extraordinary General Meeting

1.
A proposal (the “Re-Continuation Proposal”) to approve (a) the transfer (by way of continuation) of the Company’s statutory seat, registered office (siège statutaire), and central administration (administration centrale) from the Cayman Islands to the Grand Duchy of Luxembourg and change its nationality and its legal form as a Cayman Islands exempted company to a Luxembourg law governed public limited liability company (société anonyme) (without the dissolution of the Company or the liquidation of its assets) (the “Re-Continuation”) and effective as of the date of the Second Luxembourg Shareholder Meeting, and (b) in particular, the following items for the purpose of the Re-Continuation with effect as of the date of the Second Luxembourg Shareholder Meeting:

		For ☐	Against ☐	Abstain ☐		2a. Mr. Steve Capp (Director); 2b. Mr. Aharon Aran (Director); 2c. Mr. Moti Malul (Director);	For ☐ ☐ ☐	Against ☐ ☐ ☐	Abstain ☐ ☐ ☐
1a.
the continuation of the Company in the Grand Duchy of Luxembourg under the name “NeoGames S.A.” or if this name is not available with the Luxembourg trade and companies register, under any name containing the word “NeoGames” as may be available with the Luxembourg trade and companies register;

						2d. Mr. Barak Matalon (Director); 2e. Mr. Laurent Teitgen (Director); and 2f. Mr. John E. Taylor, Jr. (Director and Chair);	☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐
1b.
the amendment and full restatement of the Continuation Articles in the form of the memorandum and articles of association attached to the enclosed shareholder circular as Annex G (the “Re-Continuation Articles”);

1c.	the setting of the Company’s statutory seat, registered office (siège statutaire) and central administration (administration centrale) at 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg; and				3.
A proposal (the “Auditors Approval Proposal") to approve the appointment of Atwell as the Luxembourg statutory auditor (réviseur d’entreprises agréé) of the Company and of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, as independent registered certified public accounting firm for the period starting at the date of meeting approving the annual accounts for the financial year ending December 31, 2024; and
							☐	☐	☐
1d.	the acknowledgment of the termination of the mandate of the existing directors of the Company and granting of discharge;
2.	A proposal (the “Board Election Proposal") to elect the following candidates as members of the board of directors (conseil d’administration) of the Company for the period starting at the date of the Second Luxembourg Shareholder Meeting and ending at the annual general meeting of the shareholders of the Company approving the annual accounts for the financial year ending on December 31, 2024:				4.
A proposal (the atio“Filing Authorizn Proposal") to authorize and empower Allen & Overy, société en commandite simple, registered on list V of the Luxembourg bar, to execute and deliver, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with any filings and registrations required by the Luxembourg laws.
							☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the
Extraordinary General Meeting:
The Proxy Statement is available at www.proxyvote.com

V47245-Z87577

NEO GROUP LTD.

Extraordinary General Meeting of Shareholders
May 2, 2024 3:00 PM (Luxembourg Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Moti Malul, Motti Gil, Laurent Teitgen and John E. Taylor, Jr., or any one of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of NEO GROUP LTD. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 3:00 PM (Luxembourg Time), on May 2, 2024, at the 63-65, rue de Merl, L-2146 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side